Filed Pursuant to Rule 433
Registration No. 333-203859
May 13, 2015

U.S.$750,000,000
TransCanada Trust
TransCanada PipeLines Limited

Trust Notes — Series 2015-A due 2075

Issuer:	TransCanada Trust

Guarantor:	TransCanada PipeLines Limited

Security:	Trust Notes — Series 2015-A due 2075

Size:	U.S.$750,000,000

Maturity Date:	May 20, 2075

Coupon:	5.625%

Interest Rate and Interest Payment Dates:

Fixed Rate Period:

From, and including, the Closing Date to, but excluding, May 20, 2025 at a fixed rate equal to 5.625% per year, payable semi-annually in arrears on May 20 and November 20 of each year, commencing on November 20, 2015.

Floating Rate Period:

From May 20, 2025, and on every February 20, May 20, August 20 and November 20 of each year thereafter until May 20, 2075 (each such date, a “Series 2015-A Interest Reset Date”), the interest rate on the Trust Notes - Series 2015-A will be reset as follows: (i) starting on May 20, 2025, on every Series 2015-A Interest Reset Date, until May 20, 2045, the interest rate on the Trust Notes — Series 2015-A will be reset at an interest rate per annum equal to the three month LIBOR plus 3.528%, payable in arrears, with the first payment at such rate being on August 20, 2025 and, (ii) starting on May 20, 2045, on every Series 2015-A Interest Reset Date, until May 20, 2075, the interest rate on the Trust Notes - Series 2015-A will be reset on each Series 2015-A Interest Reset Date at an interest rate per annum equal to the three month LIBOR plus 4.278%, payable in arrears, with the first payment at such rate being on August 20, 2045.

Day Count Convention:	Fixed Rate Period: 360-day year consisting of twelve 30-day months. Floating Rate Period: actual number of days elapsed during each interest period and a 360-day year.

Business Day:

A day on which the Guarantor, Valiant Trust Company and CST Trust Company are open for business in the City of Calgary, Alberta, other than a Saturday, Sunday or any statutory or civic holiday in the City of Toronto, Ontario, the City of Calgary, Alberta and the City of New York, New York.

Price to Public:	100%

Benchmark Treasury:	2.00% due February 15, 2025

Benchmark Treasury Yield:	2.291%

Spread to Benchmark Treasury:	+333.4 basis points

Yield:	5.625%

Optional Redemption:

On or after May 20, 2025, the Trust may redeem the Trust Notes — Series 2015-A in whole at any time or in part from time to time on any Series 2015-A Interest Payment Date at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Redemption for Tax Event or Rating Agency Event:

Upon the occurrence of, or any time following the occurrence of, a Rating Event or a Tax Event, the Trust may redeem all (but not less than all) of the Trust Notes — Series 2015-A at a redemption price per U.S.$1,000 principal amount of the Trust Notes - Series 2015-A equal to par (in the case of a Tax Event) and par plus $20 (in the case of a Rating Event), together with accrued and unpaid interest to but excluding the date fixed for redemption.

ERISA:

Subject to the considerations discussed under “Certain ERISA Matters,” the Trust Notes—Series 2015-A may be acquired by plans that are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or the provisions of Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) and entities deemed to hold plan assets of the foregoing (such plans and entities referred to herein as “Plans”), and plans that are subject to federal, state or other laws (referred to as “Similar Law”) that are substantially similar to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and/or Section 4975 of the Code (such plans referred to herein as “Similar Law Plans”). Each purchaser and subsequent transferee acquiring the Trust Notes—Series 2015-A with assets of a Plan or Similar Law Plan shall be deemed to represent and warrant that its acquisition, holding, redemption or exchange of the Trust Notes—Series 2015-A will not give rise to a nonexempt prohibited transaction under ERISA or the Code or a violation of Similar Law. See “Certain ERISA Matters.”

Trade Date:	May 13, 2015

Expected Settlement Date:	May 20, 2015 (T+5)

Anticipated Security Ratings:*	Moody’s Baa2; S&P BBB

CUSIP:	89356BAA6

ISIN:	US89356BAA61

Co-Structuring Advisors:	HSBC Securities (USA) Inc. Credit Suisse Securities (USA) LLC

Joint Bookrunners:	HSBC Securities (USA) Inc. Credit Suisse Securities (USA) LLC

Co-Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

*Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Securities (USA) Inc. toll free at (866) 811-8049 or Credit Suisse Securities (USA) LLC toll free at (800) 221-1037.